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As filed with the Securities and Exchange Commission on August 28, 2015

REGISTRATION NO. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

JD.com, Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	Not Applicable (I.R.S. Employer Identification Number)

10th Floor, Building A, North Star Century Center
No. 8 Beichen West Street
Chaoyang District, Beijing 100101
The People's Republic of China
+86 10 5895-5500
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
(212) 750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sidney Xuande Huang
Chief Financial Officer
10th Floor, Building A, North Star Century Center
No. 8 Beichen West Street
Chaoyang District, Beijing 100101
The People's Republic of China
+86 10 5895-5500	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3740-4700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

          If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.    ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☒

          If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per ordinary share(3)	Proposed maximum aggregate offering price(3)	Amount of registration fee

Class A Ordinary shares, par value US$0.00002 per share(1)	59,681,336	$13.29	$793,164,955	$92,166

(1)
American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under separate registration statements on Form F-6 (File No. 333-195849 and File No. 333-200954). Each American depositary share represents two Class A ordinary shares.

(2)
Includes up to 59,681,336 shares to be offered by the selling shareholder. Pursuant to Rule 416(a) under the Securities Act of 1933, as amended, this registration statement shall be deemed to cover any additional number of ordinary shares that may be issued from time to time to prevent dilution as a result of a distribution, split, combination or similar transaction.

(3)
The proposed maximum aggregate offering price, estimated solely for the purpose of calculating the registration fee, has been computed pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, and is based on the average of the high and low sales prices of the registrant's ADSs on August 27, 2015, as reported on The NASDAQ Global Select Market.

PROSPECTUS

JD.com, Inc.

29,840,668 American Depositary Shares

Representing 59,681,336 Class A Ordinary Shares

        This prospectus relates to the proposed sale from time to time by Fortune Rising Holdings Limited, a shareholder of JD.com, Inc., or the Selling Shareholder, or its transferees, pledgees, donees or other successors in interest, of up to 29,840,668 American depositary shares, or ADSs, representing 59,681,336 Class A ordinary shares of JD.com, Inc., par value US$0.00002 per share, on behalf of and for the benefit of our employees and other award recipients under our Share Incentive Plan. Each ADS represents two Class A ordinary shares of JD.com, Inc.

        Our ADSs are listed on The NASDAQ Global Select Market, or NASDAQ, under the symbol "JD." On August 27, 2015, the last reported sale price of our ADSs on NASDAQ was $27.10 per ADS.

        Investing in our ADSs involves risks. See "Risk Factors" beginning on page 16 of this prospectus.

        The Selling Shareholder may offer and sell the securities from time to time at fixed prices, at market prices or at negotiated prices, to or through underwriters, to other purchasers, through agents, or through a combination of these methods. The names of any underwriters may be stated in the applicable prospectus supplement, if any such prospectus supplement is prepared. See "Plan of Distribution" elsewhere in this prospectus for a more complete description of the ways in which the securities may be sold by the Selling Shareholder.

        We are not selling any ADSs and will not receive any of the proceeds from the sale of ADSs by the Selling Shareholder. We will pay all reasonable expenses in connection with this offering, except for the underwriting discounts and selling commissions payable by, and all legal fees and expenses of legal counsel for, the Selling Shareholder.

        Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 28, 2015

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this shelf registration process, the Selling Shareholder may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities the Selling Shareholder may offer. This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. Statements contained in this prospectus and any accompanying prospectus supplements about the provisions or contents of any agreement or other documents are not necessarily complete. If the SEC rules and regulations require that an agreement or other document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters. This prospectus may be supplemented by a prospectus supplement that may add, update or change information contained or incorporated by reference in this prospectus. You should read both this prospectus and any prospectus supplement or other offering materials together with additional information described under the headings "Where You Can Find More Information" and "Incorporation of Documents by Reference."

        You should rely only on the information contained or incorporated by reference in this prospectus and in any supplement to this prospectus or, if applicable, any other offering materials we may provide you. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the Selling Shareholder is not and any underwriter or agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, any accompanying prospectus supplement or any other offering materials is accurate only as of the date on their respective cover, and you should assume that the information appearing in any document incorporated or deemed to be incorporated by reference in this prospectus or any accompanying prospectus supplement is accurate only as of the date that document was filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since those dates.

        In addition, this prospectus and any accompanying prospectus supplement do not contain all the information set forth in the registration statement, including exhibits, that we have filed with the SEC on Form F-3 under the U.S. Securities Act of 1933, as amended, or the Securities Act. We have filed certain of these documents as exhibits to our registration statement and we refer you to those documents. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

        In this prospectus, unless otherwise indicated or the context otherwise requires,

  •
  "we," "us," "our company" and "our" are to JD.com, Inc., its subsidiaries and its consolidated variable interest entities;

  •
  "ADSs" are to our American depositary shares, each of which represents two Class A ordinary shares;

  •
  "China" or the "PRC" are to the People's Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

  •
  "ordinary shares" are to our Class A and Class B ordinary shares, par value US$0.00002 per share;

  •
  "annual active customer account" are to a customer account that made at least one purchase during the twelve months ended on the respective dates, including both online direct sales and online marketplace, which include Paipai.com, or Paipai, since the third quarter of 2014 after our acquisition of it from Tencent Holdings Limited, or Tencent, on March 10, 2014;

  •
  "GMV" are to the total value of all orders for products and services placed in our online direct sales business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on our website and mobile applications as well as orders placed on third-party mobile applications that are fulfilled by us or third-party merchants who are enabled by our marketplaces. Our calculation of GMV includes shipping charges paid by buyers to sellers and excludes (i) any transactions in our B2C business with order value exceeding RMB2,000 (US$323) that are not ultimately sold or delivered, (ii) products or services on our C2C marketplace, Paipai.com, with list prices above RMB100,000 (US$16,129), and (iii) transactions conducted by buyers on Paipai.com who make purchases exceeding RMB1,000,000 (US$161,290) in the aggregate in a single day; and

  •
  "Orders fulfilled" are to the total number of orders delivered, including the orders for products and services sold in our online direct sales business and on our online marketplace, net of orders returned.

 INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

        We incorporate by reference into this prospectus the following documents:

  •
  Our annual report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 17, 2015 (File No. 001-36450);

  •
  The description of our ordinary shares contained in our registration statement on Form 8-A (File No. 001-36450), filed with the SEC on May 9, 2014, and any amendment or report filed for the purpose of updating such description;

  •
  any future annual reports on Form 20-F filed with the SEC after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus; and

  •
  any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus that are identified in such reports as being incorporated by reference into the registration statement of which this prospectus forms a part.

        Our annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on April 17, 2015 contains a description of our business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with U.S. GAAP.

        Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

JD.com, Inc.
10th Floor, Building A, North Star Century Center
No. 8 Beichen West Street
Chaoyang District, Beijing 100101
The People's Republic of China
+86 10 5895-5500
Attention: Investor Relations

        You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We or the selling shareholder are not making any offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated in this prospectus by reference is accurate as of any date other than the date of the document containing the information.

 ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed Law Debenture Corporate Services Inc., located at 400 Madison Avenue 4th Floor, New York, New York 10017 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        We have been informed by Maples and Calder, our counsel as to Cayman Islands law, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the Cayman Islands. We have also been advised by Maples and Calder that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

  •
  the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the Cayman Islands; and

  •
  the judgment was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy in the Cayman Islands.

        A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Grand Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law. Our shareholders can, under certain circumstances, originate actions against us in the Cayman Islands. See "Description of Share Capital—Differences in Corporate Law—Shareholders' Suits."

        Zhong Lun Law Firm, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Zhong Lun Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding our ADSs or ordinary shares.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference contain forward-looking statements that reflect our current expectations and views of future events. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

  •
  our goals and strategies;

  •
  our future business development, financial conditions and results of operations;

  •
  the expected growth of the retail and online retail markets in China;

  •
  our expectations regarding demand for and market acceptance of our products and services;

  •
  our expectations regarding our relationships with customers, suppliers and third-party sellers;

  •
  our plans to invest in our fulfillment infrastructure and technology platform as well as new business initiatives;

  •
  competition in our industry; and

  •
  relevant government policies and regulations relating to our industry.

        The forward-looking statements included in this prospectus, the documents incorporated by reference herein and any prospectus supplement are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors disclosed in this prospectus, in the documents incorporated by reference herein or in any accompanying prospectus supplement.

        We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed herein, in the documents incorporated by reference herein or in any accompanying prospectus supplement for a more complete discussion of the risks of an investment in our securities. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

OUR COMPANY

Overview

        We are the largest online direct sales company in China in terms of transaction volume in 2014, with a market share in China of 49.0%, according to iResearch. We believe we are also the largest retailer in China in terms of net revenues in 2014.

        We believe we provide consumers an enjoyable online retail experience. Through our content-rich and user-friendly website www.jd.com and mobile applications, we offer a wide selection of authentic products at competitive prices which are delivered in a speedy and reliable manner. We also offer convenient online and in-person payment options and comprehensive customer services. In order to have better control over fulfillment and to ensure customer satisfaction, we have built our own nationwide fulfillment infrastructure and last-mile delivery network, staffed by our own employees, which supports both our online direct sales and our online marketplace businesses. We have established strong relationships with our suppliers as we develop our online direct sales business. Leveraging our strengths, we launched our online marketplace business in 2010, which has allowed us to significantly expand our selection of products and services. As a result of our superior customer experience, our business has grown rapidly.

        Timely and reliable fulfillment is critical to the success of an online retail business. Given the underdevelopment of third-party fulfillment services in China in terms of both warehousing and logistics facilities and last-mile delivery services, we made a strategic decision in 2007 to build and operate our own nationwide fulfillment infrastructure. We believe we have the largest fulfillment infrastructure of any e-commerce company in China. As of June 30, 2015, we operated 7 fulfillment centers and a total of 166 warehouses in 44 cities, and in total 4,142 delivery stations and pickup stations in 2,043 counties and districts across China. As of July 31, 2015, we provided same-day delivery in 135 counties and districts under our 211 program and next-day delivery in another 951 counties and districts across China.

        We are a technology-driven company and have invested heavily in developing our own highly scalable proprietary technology platform that supports our rapid growth and enables us to provide value-added technology services. In addition, our sophisticated business intelligence system enables us to refine our merchandise sourcing strategy to manage our inventory turnover and control costs and to leverage our large customer database to create customized product recommendations and cost-effective and targeted advertising.

        We introduced an online marketplace to leverage our brand recognition, large and growing customer base, extensive transaction data, fulfillment infrastructure and proprietary technology platform. Our online marketplace allows us to provide customers a much greater selection of products. Our online direct sales and marketplace businesses together made us the second largest B2C e-commerce company in China, with a 18.6% market share based on transaction volume in 2014, according to iResearch. We attract and select third-party sellers to offer authentic products to our customers through our online marketplace. We monitor third-party sellers' performance and activities on our online marketplace closely to ensure that they meet our requirements for authentic products and high-quality customer service. In addition to basic transaction processing and billing services, we offer third-party sellers a suite of value-added fulfillment and other services.

Corporate Information

        We conduct our operations in China principally through our wholly owned subsidiaries in China. We also conduct part of our operations in China through our consolidated variable interest entities in China, which hold the licenses and permits necessary to operate our website and certain businesses. Our American depositary shares, each representing two Class A ordinary share, par value US$0.00002 per share, of our company, currently trade on The NASDAQ Global Select Market under the symbol "JD."

        Our principal executive offices are located at 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, the People's Republic of China. Our telephone number at this address is +86 10 5895-5500. We have appointed Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        Additional information with respect to our company is included in the documents incorporated by reference into this prospectus, including our annual report on Form 20-F for our fiscal year 2014, originally filed with the SEC on April 17, 2015. See "Incorporation of Certain Documents by Reference" in this prospectus.

RECENT DEVELOPMENTS

        Set forth below are certain unaudited condensed consolidated statements of operations data and cash flow data for the six months ended June 30, 2014 and 2015 and condensed consolidated balance sheet data as of December 31, 2014 and June 30, 2015. We have prepared this unaudited condensed consolidated financial information on the same basis as our audited consolidated financial statements. This unaudited condensed consolidated financial information reflects all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair statement of our financial position and operating results for the periods presented.

        The consolidated financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements for the three years ended December 31, 2014 and as of December 31, 2013 and 2014 and related notes and "Item 5. Operating and Financial Review and Prospects" in our 2014 Form 20-F. Our historical results do not necessarily indicate results expected for any future periods, and the results of operations for the six-month period ended June 30, 2015 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2015.

	For the six months ended
	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	US$
	(in millions, except for share, per share and per ADS data)
Consolidated Statement of Operations Data:
Net revenues:
Online direct sales	48,800	77,165	12,446
Services and others	2,470	5,404	872

Total net revenues	51,270	82,569	13,318

Operating expenses:(1)(2)
Cost of revenues	(45,854)	(72,194)	(11,644)
Fulfillment	(3,362)	(5,930)	(956)
Marketing	(1,660)	(3,408)	(550)
Technology and content	(705)	(1,489)	(240)
General and administrative	(4,329)	(1,094)	(176)

Total operating expenses	(55,910)	(84,115)	(13,566)

Loss from operations	(4,640)	(1,546)	(248)

Other income/(expenses):
Interest income	253	253	41
Interest expense	(13)	(4)	(1)
Others, net	21	71	11

Loss before tax	(4,379)	(1,226)	(197)

Income tax expenses	2	5	1

Net loss	(4,377)	(1,221)	(196)

Preferred shares redemption value accretion	(7,958)	—	—

Net loss attributable to holders of permanent equity securities	(12,335)	(1,221)	(196)

Net loss per share of permanent equity securities:
Basic	(5.83)	(0.45)	(0.07)
Diluted	(5.83)	(0.45)	(0.07)
Net loss per ADS:
Basic	(11.67)	(0.89)	(0.14)
Diluted	(11.67)	(0.89)	(0.14)
Weighted average shares of permanent equity securities used in computation of earnings per share:
Basic	2,114,656,344	2,733,942,135	2,733,942,135
Diluted	2,114,656,344	2,733,942,135	2,733,942,135

(1)
Includes share-based compensation expenses as follows:

Fulfillment	(53)	(78)	(13)
Marketing	(7)	(22)	(4)
Technology and content	(26)	(86)	(14)
General and administrative	(3,824)	(222)	(36)
(2)
Includes amortization of intangible assets resulting from assets and business acquisitions as follows:

Fulfillment	(9)	(11)	(2)
Marketing	(306)	(607)	(98)
Technology and content	(7)	(12)	(2)
General and administrative	(55)	(89)	(14)

	As of
	December 31, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	US$
	(in millions, except for share data)
Consolidated Balance Sheets Data:
ASSETS
Current assets:
Cash and cash equivalents	16,915	17,537	2,829
Restricted cash	3,038	1,377	222
Short-term investments	12,162	6,272	1,012
Accounts receivable, net	2,436	5,405	872
Advance to suppliers	930	1,367	220
Inventories, net	12,191	17,702	2,855
Loan receivables	123	797	129
Prepayments and other current assets	1,735	1,141	183
Amount due from related parties	412	830	134

Total current assets	49,942	52,428	8,456

Non-current assets:
Property, equipment and software, net	2,408	3,184	514
Construction in progress	1,929	2,377	383
Land use rights, net	1,067	1,804	291
Intangible assets, net	6,878	6,152	992
Goodwill	2,622	2,622	423
Investment in equity investees	587	10,765	1,736
Investment securities	434	1,142	184
Other non-current assets	626	770	125

Total non-current assets	16,551	28,816	4,648

Total assets	66,493	81,244	13,104

LIABILITIES
Current liabilities:
Short-term bank loans	1,891	1,331	215
Accounts payable	16,364	25,525	4,117
Advances from customers	4,667	6,986	1,127
Deferred revenues	157	882	142
Taxes payable	236	800	129
Amount due to related parties	325	356	57
Accrued expenses and other current liabilities	5,311	5,697	919
Deferred tax liabilities	44	35	6

Total current liabilities	28,995	41,612	6,712

Non-current liabilities:
Deferred revenues	—	2,920	471

Total non-current liabilities	—	2,920	471

Total liabilities	28,995	44,532	7,183

SHAREHOLDERS' EQUITY:
Ordinary shares (US$0.00002 par value, 100,000,000,000 shares authorized, 2,793,756,650 shares issued as of December 31, 2014 and June 30, 2015, and 2,731,718,357 and 2,735,391,986 shares outstanding as of December 31, 2014 and June 30, 2015, respectively.)	0	0	0
Additional paid-in capital	47,131	47,593	7,676
Statutory reserves	15	15	2
Treasury stock	(0)	(0)	(0)
Accumulated deficit	(9,272)	(10,493)	(1,692)
Accumulated other comprehensive loss	(376)	(403)	(65)

Total shareholder's equity	37,498	36,712	5,921

Total liabilities and shareholders' equity	66,493	81,244	13,104

	For the six months ended
	June 30, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	US$
	(in millions)
Consolidated Cash Flow Data:
Net cash provided by operating activities	830	3,146	507
Net cash used in investing activities	(3,430)	(1,940)	(313)
Net cash provided by/(used in) financing activities	19,378	(533)	(86)
Effect of exchange rate changes on cash and cash equivalents	(54)	(51)	(8)
Net increase in cash and cash equivalents	16,724	622	100
Cash and cash equivalents at beginning of period	10,812	16,915	2,729

Cash and cash equivalents at end of period	27,536	17,537	2,829

        Set forth below are certain operating data for the periods presented:

	For the six months ended
	June 30, 2014	June 30, 2015
Annual active customer accounts (in millions)	68.5	118.0
Orders fulfilled (in millions)	293.0	532.8
GMV (in RMB billions)	107.1	202.3

Six months ended June 30, 2015 compared to six months ended June 30, 2014

        Net Revenues.    Our total net revenues increased by 61% from RMB51,270 million in the six months ended June 30, 2014 to RMB82,569 million (US$13,318 million) in the six months ended June 30, 2015, with increases in both categories of net revenues. The increase in our total net revenues were primarily due to the growth in our annual active customer accounts, which increased from 68.5 million during the twelve months ended June 30, 2014 to 118.0 million during the twelve months ended June 30, 2015, and the growth in the number of orders we fulfilled from 293.0 million in the first half of 2014 to 532.8 million in the first half of 2015.

        Operating Expenses.    Our total operating expenses increased by 50% from RMB55,910 million in the six months ended June 30, 2014 to RMB84,115 million (US$13,567 million) in the six months ended June 30, 2015. This increase was due to increases in each of our cost of revenues, fulfillment expenses, marketing expenses and technology and content expenses, offset by the decrease in general and administrative expenses.

  •
  Cost of Revenues.  Our cost of revenues increased by 57% from RMB45,854 million in the six months ended June 30, 2014 to RMB72,194 million (US$11,644 million) in the six months ended June 30, 2015. This increase was primarily due to the growth of our direct sales business and the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers.

  •
  Fulfillment Expenses.  Our fulfillment expenses increased by 76% from RMB3,362 million in the six months ended June 30, 2014 to RMB5,930 million (US$956 million) in the six months ended June 30, 2015. This increase was primarily due to the increase in the number of fulfillment employees associated with the expansion of our fulfillment infrastructure to smaller cities as well as the expansion of delivery services provided to merchants on our online marketplace.

  •
  Marketing Expenses.  Our marketing expenses increased by 105% from RMB1,660 million in the six months ended June 30, 2014 to RMB3,408 million (US$550 million) in the six months ended

    June 30, 2015. This increase was primarily due to the increased brand advertising and other marketing activities, including advertising expenditure on both online and offline channels for the special promotional campaigns in June 2015 to celebrate our anniversary, as well as the amortization of intangible assets related to our strategic cooperation with Tencent.

  •
  Technology and Content Expenses.  Our technology and content expenses increased by 111% from RMB705 million in the six months ended June 30, 2014 to RMB1,489 million (US$240 million) in the six months ended June 30, 2015. This increase was primarily due to an increase in the number of technology employees, which included the addition of research and development talent, as well as senior technology employees hired to continuously improve our mobile and big data technologies.

  •
  General and Administrative Expenses.  Our general and administrative expenses decreased from RMB4,329 million in the six months ended June 30, 2014 to RMB1,094 million (US$176 million) in the six months ended June 30, 2015, primarily due to a decrease in share-based compensation expenses from RMB3,824 million in the six months ended June 30, 2014 to RMB222 million (US$36 million) in the six months ended June 30, 2015, which was primarily attributable to our grant of 93,780,970 immediately vesting restricted share units to our chairman and chief executive officer, Mr. Richard Qiangdong Liu, in the first quarter of 2014.

        Interest Income.    Our interest income was RMB253 million (US$41 million) in the six months ended June 30, 2015, remaining flat from RMB253 million in the six months ended June 30, 2014.

        Others, Net.    Others, net, increased from RMB21 million in the six months ended June 30, 2014 to RMB71 million (US$11 million) in the six months ended June 30, 2015. This increase was primarily attributable to an increase in government financial incentives received during the first half of 2015.

        Net Loss.    As a result of the foregoing, we had a net loss of RMB1,221 million (US$196 million) in the six months ended June 30, 2015, as compared to a net loss of RMB4,377 million in the six months ended June 30, 2014.

Cash Flows and Working Capital

        As of June 30, 2015, our cash and cash equivalents, restricted cash and short-term investments totaled RMB25.2 billion (US$4.1 billion).

        Our accounts payable primarily include accounts payable to suppliers associated with our online direct sales business and those to third-party sellers on our online marketplace. From late 2013, we started to provide supply chain financing to our suppliers of online direct sales business. As of June 30, 2015 and December 31, 2014, the balances of financing provided to our suppliers that affected accounts payable balances amounted to RMB3.9 billion (US$0.6 billion) and RMB1.5 billion, respectively. Our accounts payable turnover days for the online direct sales business excluding the impact from supply chain financing were 42.0 days in the six months ended June 30, 2015. Accounts payable turnover days for the six months ended June 30, 2015 are the quotient of total cost of revenues to average accounts payable over three consecutive quarter ends.

        Our net inventories increased to RMB17.7 billion (US$2.9 billion) as of June 30, 2015 from RMB12.2 billion as of December 31, 2014. Inventory turnover days were 35.6 days in the six months ended June 30, 2015. Inventory turnover days for the six months ended June 30, 2015 are the quotient of total cost of revenues to average inventory over three consecutive quarter ends.

Capital Expenditure

        We made capital expenditures of RMB1,252 million and RMB2,344 million (US$378 million) in the six months ended June 30, 2014 and 2015, respectively. Our capital expenditures in these periods consisted primarily of expenditures related to the expansion of our fulfillment infrastructure, technology platform, logistics equipment as well as our new office buildings. Our capital expenditures will continue to be significant in the foreseeable future as we expand and improve our fulfillment infrastructure and technology platform to meet the needs of our anticipated growth.

Other Developments

Investment in Bitauto

        On January 9, 2015, we, Bitauto Holdings Limited, or Bitauto, and Tencent entered into a series of share subscription and business cooperation agreements to jointly provide enhanced online automotive transaction services across China, pursuant to which we held 15,689,443 newly issued ordinary shares of Bitauto upon completion of the transaction, representing approximately 25% of the outstanding ordinary shares of Bitauto at the time. The transaction was completed on February 16, 2015. We account for our interest in Bitauto using equity method of accounting and report our interest in Bitauto one quarter in arrears, which enables us to provide our financial disclosure independent of Bitauto's reporting schedule.

Investment in Tuniu

        On May 8, 2015, we and Tuniu Corporation, or Tuniu, entered into a series of share subscription and business cooperation agreements to jointly provide superior leisure travel products and high-quality online travel shopping experience, pursuant to which we subscribed to 65,625,000 newly issued ordinary shares of Tuniu. Together with the previously held 12,436,780 ordinary shares of Tuniu, upon completion of the transaction on May 22, 2015, we held approximately 28% of Tuniu's issued and outstanding shares. We account for our interest in Tuniu using equity method of accounting and report our interest in Tuniu one quarter in arrears, which enables us to provide our financial disclosure independent of Tuniu's reporting schedule.

Investment in Yonghui

        On August 7, 2015, we entered into definitive agreements with Yonghui Superstores Co., Ltd, or Yonghui, a leading hypermarket and supermarket operator in China. Under the agreements entities within our group will subscribe for newly issued ordinary shares of Yonghui at a purchase price of RMB9.00 (approximately US$1.45) per share with a total consideration of RMB4.31 billion (approximately US$700 million). Upon the completion of the transaction, we will hold a 10% equity interest in Yonghui and have the right to nominate two directors, including one independent director, on Yonghui's board of directors. In addition, we and Yonghui have formed a strategic partnership to strengthen supply chain management capability primarily through joint procurement, and will continue to explore development opportunities in O2O initiatives and other areas of potential strategic cooperation.

CEO Compensation

        In May 2015, our board of directors approved a 10-year compensation plan for Mr. Richard Qiangdong Liu, our chairman and chief executive officer. Under this plan, Mr. Liu will receive RMB1.00 per year in cash salary and zero cash bonus during the 10-year period. He was granted an option to acquire a total of 26,000,000 Class A ordinary shares, representing approximately 0.9% of our total shares outstanding at the time, at an exercise price of $16.70 per share under our Share Incentive Plan, subject to a 10-year vesting schedule with 10% of the award vested on each anniversary of the grant date. We will not grant any additional equity incentive to Mr. Liu during the 10-year period.

Appointment of Chief Public Affairs Officer

        As part of an organizational restructuring implemented to efficiently manage our growth, Mr. Ye Lan was appointed to the position of Chief Public Affairs Officer in August 2015. In his new role, Mr. Lan's responsibilities will include overseeing a number of key operational areas, including our public affairs team. Previously, Mr. Lan served as our Chief Marketing Officer beginning in 2012, and was in charge of our procurement, sales, marketing and public relations functions.

RISK FACTORS

        Investing in our ADSs involves risk. Before investing in any securities that may be offered pursuant to this prospectus, you should carefully consider the risk factors and uncertainties set forth under the heading "Item 3.D. Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014, which is incorporated in this prospectus by reference, as updated by our subsequent filings under the Exchange Act and, if applicable, in any accompanying prospectus supplement subsequently filed relating to a specific offering or sale.

 EXCHANGE RATE INFORMATION

        Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. The conversion of RMB into U.S. dollars in this prospectus is based on the noon buying rate in New York City for cable transfers in RMB as certified for customs purposes by the Federal Reserve Board. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB6.2000 to US$1.00, the noon buying rate in effect as of June 30, 2015. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On August 21, 2015, the noon buying rate was RMB6.3887 to US$1.00.

        The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015
First six months	6.2000	6.2196	6.2741	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April	6.2018	6.2010	6.2185	6.1927
May	6.1980	6.2035	6.2086	6.1958
June	6.2000	6.2052	6.2086	6.1976
July	6.2097	6.2085	6.2097	6.2008
August (through August 21, 2015)	6.3887	6.3140	6.3982	6.2086

Source: Federal Reserve Statistical Release

(1)
Annual and interim period averages are calculated using the average of the exchange rates on the last day of each month during the relevant year or interim period. Monthly averages are calculated using the average of the daily rates during the relevant month.

 OFFER STATISTICS AND EXPECTED TIMETABLE

        Fortune Rising Holdings Limited, or the Selling Shareholder, may sell from time to time up to 29,840,668 ADSs, representing 59,681,336 of our ordinary shares. We shall keep the shelf registration statement current and cause it to remain effective to permit the prospectus under the shelf registration statement to be usable by the Selling Shareholder until such time as all of the ordinary shares covered here have been publicly sold by the Selling Shareholder.

 USE OF PROCEEDS

        We will not receive any proceeds from the sale of ADSs by the selling shareholder.

CAPITALIZATION

        The following table sets forth our capitalization as of June 30, 2015:

        You should read this table in conjunction with our consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" in our 2014 Form 20-F.

	As of June 30, 2015
	RMB	US$
	(in thousands)
Shareholders' equity:
Ordinary shares (US$0.00002 par value; 100,000,000,000 shares authorized, 2,793,756,650 shares issued and 2,735,391,986 shares outstanding as of June 30, 2015)	358	58
Additional paid-in capital	47,592,598	7,676,225
Statutory reserves	15,009	2,421
Treasury stock	(3)	(0)
Accumulated deficit	(10,492,975)	(1,692,415)
Accumulated other comprehensive loss	(402,709)	(64,953)

Total shareholders' equity	36,712,278	5,921,336
Total capitalization	36,712,278	5,921,336

 SELLING SHAREHOLDER

        This prospectus relates to the proposed sale in the form of ADSs of up to 29,840,668 ordinary shares held by Fortune Rising Holdings Limited, or the Selling Shareholder, from time to time after the date of this prospectus. As of the date of this prospectus, Fortune Rising Holdings Limited holds 59,681,336 Class B ordinary shares on record, which is part of the award pool reserved under our Share Incentive Plan, for the purpose of granting awards and transferring the corresponding shares to plan participants according to our awards under our Share Incentive Plan. Fortune Rising Holdings Limited will be selling up to all these ordinary shares in the form of ADSs from time to time on behalf of and for the benefit of our employees and other award recipients under our Share Incentive Plan who shall have decided to sell the ordinary shares they will be receiving upon exercising their vested options or upon the vesting of their restricted share units under our Share Incentive Plan, and have instructed Fortune Rising Holdings Limited to do so on their behalf.

        We are registering such shares held by the Selling Shareholder in the registration statement which includes this prospectus. We have no assurance that the Selling Shareholder will sell any of the ordinary shares registered for sale hereunder. See "Plan of Distribution." In addition, the Selling Shareholder may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of the shares since the date on which the information in the table below is presented. The ordinary shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of ordinary shares in the form of ADSs that the Selling Shareholder will sell under this prospectus. Information about the Selling Shareholder may change over time.

        The following table, to our knowledge, sets forth information regarding the beneficial ownership of our ordinary shares of the Selling Shareholder as of the date of this prospectus. As of the date of this prospectus, we have 2,766,878,882 ordinary shares outstanding, comprising of (i) 2,285,690,123 Class A ordinary shares, excluding the 26,877,768 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan, and (ii) 481,188,759 Class B ordinary shares.

	Class A Ordinary Shares Beneficially Owned Before the Offering(1)	Class B Ordinary Shares Beneficially Owned Before the Offering(1)(2)	Ordinary Shares Beneficially Owned Before the Offering(1)		Ordinary Shares Being Offered	Ordinary Shares Beneficially Owned After the Offering(3)
			Number	%		Number	%
Selling Shareholder:
Fortune Rising Holdings Limited(4)	—	59,681,336	59,681,336	2.2	59,681,336	—	—

(1)
Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)
Pursuant to our current memorandum and articles of association, each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

(3)
The Selling Shareholder might not sell any or all of the ordinary shares offered by this prospectus and as a result, we cannot estimate the number of ordinary shares that will be held by the Selling Shareholder after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the ordinary shares covered by this prospectus will be held by the Selling Shareholder.

(4)
Fortune Rising Holdings Limited is a company incorporated in the British Virgin Islands. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. The registered address of Fortune Rising Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

 DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

        As of the date of this prospectus, the authorized capital of our company is US$2,000,000 divided into 99,000,000,000 Class A ordinary shares with a par value of US$0.00002 each and 1,000,000,000 Class B ordinary shares with a par value of US$0.00002 each. As of the date of this prospectus, we have 2,766,878,882 ordinary shares outstanding, comprising of (i) 2,285,690,123 Class A ordinary shares, excluding the 26,877,768 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan, and (ii) 481,188,759 Class B ordinary shares.

Our Memorandum and Articles of Association

        The following are summaries of material provisions of our current amended and restated memorandum and articles of association that became effective immediately prior to the completion of our initial public offering in May 2014, insofar as they relate to the material terms of our ordinary shares.

        General.    All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

        Ordinary Shares.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

        Conversion.    Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any transfer of Class B ordinary shares or the voting power attached to Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in our memorandum and articles of association) of such holder, or (ii) the transfer of a majority of the issued and outstanding voting securities or the voting power attached to such voting securities or the sale of all or substantially all of the assets of a holder of Class B ordinary shares that is an entity to any person or entity that is not an Affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. All Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares when Mr. Richard Qiangdong Liu ceases to be a director and the chief executive officer of our company, or in some other specified situations.

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors (provided always that dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business). Dividends received by each Class B ordinary share and Class A ordinary share in any dividend distribution shall be the same.

        Voting Rights.    Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our memorandum and articles of association. In respect of matters requiring shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes. Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes of the outstanding voting shares in our company present in person or by proxy.

        A quorum required for a meeting of shareholders consists of one or more shareholders present and holding shares which represent, in aggregate, not less than one-third of the votes attaching to the issued and outstanding voting shares in our company. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders' meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding shares which represent, in aggregate, no less than one-third of the votes attaching to our voting share capital. Advance notice of at least seven days is required for the convening of our annual general shareholders' meeting and any other general shareholders' meeting.

        An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution. A special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association.

        Under our memorandum and article of association, so long as the total issued and outstanding Class B ordinary shares constitute a majority of our aggregate voting rights and a majority of the total issued and outstanding Class A ordinary shares are held by the persons (exclusive of Max Smart Limited, Fortune Rising Holdings Limited, Mr. Richard Qiangdong Liu and their Affiliates) that were our shareholders immediately prior to the completion of our initial public offering, any amendments to our memorandum and articles of association and certain related party transactions between Mr. Richard Qiangdong Liu or any of his immediate family members or Affiliates, on one hand, and us on the other hand, require approval by both (i) holders of a majority of the total issued and outstanding Class A ordinary shares (exclusive of Max Smart Limited, Fortune Rising Holdings Limited, Mr. Richard Qiangdong Liu and their Affiliates) and (ii) an ordinary resolution passed by holders of a majority of our aggregate voting rights.

        Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

        Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares. The shares that have been called upon and remain unpaid are subject to forfeiture.

        Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

        Variations of Rights of Shares.    The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of a majority of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series.

        Anti-Takeover Provisions.    Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

  •
  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

  •
  limit the ability of shareholders to requisition and convene general meetings of shareholders.

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

        General Meetings of Shareholders and Shareholder Proposals.    Our shareholders' general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

        As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.

        Shareholders' annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. Our board of directors shall give not less than seven days' written notice of a shareholders' meeting to those persons whose names appear as members in our register of members on the date the notice is given (or on any other date determined by our directors to be the record date for such meeting) and who are entitled to vote at the meeting.

        Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

        Limitations on the Right to Own Shares.    There are no limitations on the right to own our shares.

        Transfer of Shares.    Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  the ordinary shares transferred are free of any lien in favor of us;

  •
  any fee related to the transfer has been paid to us; and

  •
  in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

        If our directors refuse to register a transfer they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

        Directors' Power to Issue Shares.    Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the dividend rights, dividend rates, conversion rights, voting rights; and

  •
  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

        Exempted Company.    We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

  •
  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

  •
  an exempted company's register of members is not required to be open to inspection;

  •
  an exempted company does not have to hold an annual general meeting;

  •
  an exempted company may issue no par value, negotiable or bearer shares;

  •
  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  an exempted company may register as a limited duration company; and

  •
  an exempted company may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder's shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the NASDAQ rules in lieu of following home country practice.

        Register of Members.    Under the Companies Law, we must keep a register of members and there should be entered therein:

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  the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

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  the date on which the name of any person was entered on the register as a member; and

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  the date on which any person ceased to be a member.

        Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the transfer of shares by the selling shareholders to the depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

        If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

        The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

        Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a "consolidation" means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors (representing 75% by value) with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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  the statutory provisions as to the required majority vote have been met;

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  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

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  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

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  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholders' Suits.    In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in

        Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

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  an acts which is illegal or ultra vires;

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  an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and

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  an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

        Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that our directors and officers shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person's own dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation.

However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company: a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

        Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

        Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed by ordinary resolution of our shareholders.

        Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

        Dissolution; Winding Up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

        Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

        Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

        Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law, our memorandum and articles of association may only be amended by special resolution of our shareholders.

        Rights of Non-Resident or Foreign Shareholders.    There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

        Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

History of Securities Issuances

        The following is a summary of our securities issuances in the past three years.

        Ordinary Shares.    In November 2012, we issued and sold a total of 44,182,531 ordinary shares to Classroom Investments Inc. and 18,935,370 ordinary shares to Tiger Global 360Buy Holdings, for an aggregate consideration of approximately US$250 million.

        In February 2013, we issued and sold a total of 100,988,642 ordinary shares to Kingdom 5-KR-232, Ltd., Kingdom 5-KR-225, Ltd., Supreme Universal Holdings Ltd. and Goldstone Capital Ltd. for an aggregate consideration of approximately US$400 million. Concurrently, we issued and sold 8,196,995 ordinary shares to DST Global funds for a purchase price of approximately US$32 million.

        In February 2013, we issued a total of 9,960,005 ordinary shares at par value to Fortune Rising Holdings Limited, which holds such ordinary shares for future awards to our employees as part of our Original Plans.

        In March 2014, we issued a total of 351,678,637 ordinary shares to Huang River Investment Limited, a wholly-owned subsidiary of Tencent, in connection with our acquisition of 100% interests in Tencent's QQ Wanggou B2C and PaiPai C2C marketplace businesses, a minority stake in Shanghai Icson, logistics personnel and certain other assets and a strategic cooperation agreement that Tencent has entered into with us.

        On May 22, 2014 immediately after the listing of our ADSs on NASDAQ, we issued 93,780,970 ordinary shares to Max Smart Limited, a British Virgin Islands company wholly owned by Mr. Richard Qiangdong Liu, pursuant to the vesting of 93,780,970 restricted share units granted to Mr. Richard Qiangdong Liu in March 2014 in consideration of his past and future services to us.

        Immediately prior to the completion of our initial public offering on May 28, 2014, 463,345,349 ordinary shares held by Max Smart Limited (including the 93,780,970 ordinary shares we issued to Max Smart Limited on May 22, 2014 immediately after the listing of our ADSs on NASDAQ) and 106,850,910 ordinary shares held by Fortune Rising Holdings Limited were designated as Class B ordinary shares on a one-for-one basis, and all of the remaining ordinary shares and preferred shares that were issued and outstanding at the time were designated as Class A ordinary shares on a one-for-one basis.

        On May 28, 2014, at the first closing of our initial public offering, we issued and sold a total of 138,014,720 Class A ordinary shares, represented by ADSs at a public offering price of US$19.00 per ADS. Concurrently with the first closing of our initial public offering on May 28, 2014, we issued and sold 138,014,720 Class A ordinary shares in a private placement to Huang River Investment Limited at a price of US$9.50 per Class A ordinary share.

        On May 30, 2014, we issued and sold an additional 28,105,680 Class A ordinary shares represented by ADSs at a public offering price of US$19.00 per ADS, in connection with the underwriters' exercise of their option to purchase additional ADSs. Concurrently, we issued and sold an additional 1,479,240

Class A ordinary shares in a private placement to Huang River Investment Limited at a price of US$9.50 per Class A ordinary share.

        Restricted Shares, Restricted Share Units and Options.    In 2012, we granted an aggregate of 33,965,411 restricted share units to our employees and certain consultants.

        In 2013, we granted an aggregate of 15,183,405 restricted share units and options to purchase an aggregate of 3,048,750 ordinary shares to our employees and certain consultants. In December 2013, certain of our employees elected to exchange an aggregate of 7,954,526 restricted share units which had been previously granted to them for options to purchase an aggregate of 23,863,578 ordinary shares.

        In March 2014, we granted 93,780,970 immediately vested restricted share units to Mr. Richard Qiangdong Liu, our founder, chairman and chief executive officer, pursuant to which we issued 93,780,970 ordinary shares to Max Smart Limited, a British Virgin Islands company wholly owned by Mr. Richard Qiangdong Liu, on May 22, 2014 immediately after the listing of our ADSs on NASDAQ. In addition, in 2014, we granted an aggregate of 16,493,516 restricted share units and options to purchase an aggregate of 2,745,000 ordinary shares to our employees and certain consultants.

        In May 2015, we granted to Mr. Richard Qiangdong Liu, our founder, chairman and chief executive officer, option to purchase an aggregate of 26,000,000 class A ordinary shares under our Share Incentive Plan, at an exercise price of US$16.70 per share, subject to a ten-year vesting schedule with 10% of the award vested on each anniversary of the grant date. In addition, in 2015 through the date of this prospectus, we granted an aggregate of 12,737,208 restricted share units and options to purchase an aggregate of 622,500 ordinary shares to our employees.

        Share Split.    On April 18, 2012, we effected a 5-for-1 share split whereby all of our 259,084,486 ordinary shares, par value US$0.0001 each, that were issued and outstanding at the time were converted into 1,295,422,430 ordinary shares, par value US$0.00002 each; all of our 38,378,800 series A preferred shares, par value US$0.0001 each, that were issued and outstanding at the time were converted into 191,894,000 series A preferred shares, par value US$0.00002 each; all of our 16,957,281 series B preferred shares, par value US$0.0001 each, that were issued and outstanding at the time were converted into 84,786,405 series B preferred shares, par value US$0.00002 each; and all of our 51,663,261 series C preferred shares, par value US$0.0001 each, that were issued and outstanding at the time were converted into 258,316,305 series C preferred shares, par value US$0.00002 each. As a result of the share split, the number of our total authorized shares was increased from 500,000,000 to 2,500,000,000 on April 18, 2012. The number of our authorized ordinary shares was increased from 387,107,273 to 1,935,536,365, the number of our authorized series A preferred shares was increased from 44,272,185 to 221,360,925, the number of our authorized series B preferred shares was increased from 16,957,281 to 84,786,405 and the number of our authorized series C preferred shares was increased from 51,663,261 to 258,316,305. The share split has been retroactively reflected for all periods presented herein. In January 2013, the number of our total authorized shares was further increased to 3,000,000,000, and the number of our authorized ordinary shares was further increased to 2,435,536,365. In March 2014, the number of our total authorized shares was further increased to 5,000,000,000, and the number of our authorized ordinary shares was further increased to 4,435,536,365. Immediately prior to the completion of our initial public offering in May 2014, the number of our total authorized shares was further increased to 100,000,000,000, divided into 99,000,000,000 Class A ordinary shares with a par value of US$0.00002 each and 1,000,000,000 Class B ordinary shares with a par value of US$0.00002 each.

Shareholders Agreements and Registration Rights

        We entered into our thirteenth amended and restated shareholders agreement on March 10, 2014 with the then-existing shareholders. Pursuant to this shareholders agreement, Huang River Investment Limited is entitled to appoint one director so long as it holds in aggregate 80% of the aggregate number of shares it acquired in March 2014 plus the shares acquired concurrently with our initial public offering. Huang River Investment Limited's right to appoint one director will terminate upon the earlier of March 10, 2017 and the date on which Huang River Investment Limited holds less than 75% of the aggregate of the number of shares it acquired in March 2014 plus the shares acquired concurrently with our initial public offering in May 2014.

        Pursuant to our thirteenth amended and restated shareholders agreement, we have granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued or issuable pursuant to conversion of our preferred shares, except those held by Mr. Richard Qiangdong Liu, Max Smart Limited and Mr. Richard Qiangdong Liu's associate as defined in the agreement. Set forth below is a description of the registration rights granted under the agreement.

        Demand Registration Rights.    At any time after six months following the completion of our initial public offering in May 2014, holders of at least 15% of our outstanding registrable securities have the right to demand that we file a registration statement covering the registration of more than 10% of the total registrable securities then outstanding or the registration of the registrable securities with anticipated aggregate gross proceeds in excess of US$20 million. We, however, are not obligated to effect a demand registration if we have already effected a registration within six months preceding the date of such request or if we have effected three demand registrations. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if our board of directors determines in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any securities during such 12-month period. Further, if the registrable securities are offered by means of an underwriting and the underwriter advises us in writing that marketing factors require a limitation of the number of securities to be underwritten, a maximum of 75% of such registrable securities may be reduced as required by the underwriters and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that in no event may any registrable securities be excluded from such underwriting unless all other securities are first excluded.

        Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities other than relating to any employee benefit plan or a corporate reorganization, we must offer holders of our registrable securities an opportunity to include in the registration all or any part of their registrable securities. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriters may decide to exclude shares from the registration and the underwriting and to allocate the number of securities first to us and second to each of holders requesting for the inclusion of their registrable securities on a pro rata basis based on the total number of registrable securities held by each such holder and third, to holders of other securities of our company, provided that (1) in no event may any registrable securities be excluded from such offering unless all other securities are first excluded, and (2) in no event may the amount of securities of selling holders of registrable securities be reduced below 25% of the aggregate number of registrable securities requested to be included in such offering.

        Form F-3 Registration Rights.    Holders of at least 15% of our outstanding registrable securities have the right to request that we effect registration statements on Form F-3 at any time after our initial public offering. We, however, are not obligated to effect such registration if, among other things, (1) Form F-3 is not available for such offering by the holders of registrable securities, (2) the aggregate anticipated price of such offering is less than US$5 million, (3) we have effected a registration within the six-month period preceding the date of such request for Form F-3 registration and (4) we have effected at least three Form F-3 registrations in any 12-month period. We have the right to defer filing of a Form F-3 registration statement for a period of not more than 90 days after the receipt of the request of relevant holders if our board of directors determines in good faith that filing of such registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other securities during such 90-day period.

        Expenses of Registration.    We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand, piggyback or F-3 registration, except each holder that exercised its demand, piggyback or F-3 registration rights will bear such holder's proportionate share (based on the total number of shares sold in such registration other than for our account) of all underwriting discounts and selling commissions or other amounts payable to underwriters or brokers. We are also not required to pay for any expenses of any registration proceeding begun in response to holders' exercise of their demand registration rights if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, subject to a few exceptions.

        Termination of Obligations.    We have no obligation to effect any demand, piggyback or Form F-3 registration upon the earlier of (i) the second anniversary after the completion of our initial public offering; and (ii) as to any registrable security holder, at such time as all registrable securities owned by such holder may be sold in any 90-day period without registration pursuant to Rule 144 under the Securities Act, except that Huang River Investment Limited has the right to demand on one occasion registration of its shares during the two-year period following March 10, 2017.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

        Deutsche Bank Trust Company Americas, as depositary, will issue the ADSs proposed to be sold in this prospectus. Each ADS will represent an ownership interest in two Class A ordinary shares which will be deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

        The depositary's principal executive office is located at 60 Wall Street, New York, New York 10005, United States of America.

        You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

        The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart. You may also obtain a copy of the deposit agreement at the SEC's Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC's website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

        We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

        Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

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  Cash.  The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary's expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

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  Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

  •
  Rights to Receive Additional Shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

  •
  sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

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  if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

        We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

  •
  Other Distributions.  In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

        If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

        Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

        We cannot assure you that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

        The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

        Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of Deutsche Bank Trust Company Americas, as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

        The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as "deposited securities".

        Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary's direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder's name. An ADR holder can request that the ADSs not be held through the depositary's direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

        When you turn in your ADR certificate at the depositary's office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

        The depositary may only restrict the withdrawal of deposited securities in connection with:

  •
  temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

  •
  the payment of fees, taxes and similar charges; or

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  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

        The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

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  to receive any distribution on or in respect of shares,

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  to give instructions for the exercise of voting rights at a meeting of holders of shares,

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  to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

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  to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

        If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from a holder with respect to any of the deposited securities represented by the ADSs of that holder on or before the date established by the depositary for such purpose, the depositary shall deem that holder to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

        Under our constituent documents the depositary would be able to provide us with voting instructions without having to personally attend meetings in person or by proxy. Such voting instructions may be provided to us via facsimile, email, mail, courier or other recognized form of delivery and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under our current memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

        Notwithstanding the above, we have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

        There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

        The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

        Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

        As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•

to any person to whom ADSs are issued or to any person to whom a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Surrendering ADSs for cancellation and withdrawal of deposited securities	Up to US$0.05 per ADS surrendered
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
• Operation and maintenance costs	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

        As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

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  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

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  Expenses incurred for converting foreign currency into U.S. dollars.

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  Expenses for cable, telex, fax and electronic transmissions and for delivery of securities.

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  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

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  Fees and expenses incurred in connection with the delivery of ordinary shares on deposit or the servicing of ordinary shares, deposited securities and/or ADSs.

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  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

        The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

        The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

        Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of any ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

        If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

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  distribute additional or amended ADRs;

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  distribute cash, securities or other property it has received in connection with such actions;

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  sell any securities or property received and distribute the proceeds as cash; or

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  none of the above.

        Any of the cash, securities or other property the depositary receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

        The depositary shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 60 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 30 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary's only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. Six months or more after the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. After termination, our only obligations will be ongoing indemnity and any fee obligations to the depositary.

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

        Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

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  payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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  the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

  •
  compliance with such regulations as the depositary may establish consistent with the deposit agreement.

        The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

        The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

  •
  any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People's Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary's or our respective agents' control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

  •
  it exercises or fails to exercise discretion under the deposit agreement or the ADR;

  •
  it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

  •
  it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

  •
  it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

        Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of the depositary. The depositary and the custodian(s) may use third-party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third-party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

        Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder's or beneficial owner's income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

        Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

        In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

        The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

        To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

        The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary's direct registration system. Registered holders of ADRs may inspect such records at the depositary's office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

        The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

        The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) agrees to indicate the depositary as owner of such ordinary shares or ADSs in its records and to hold such ordinary shares or ADSs in trust for the depositary until such ordinary shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate; (2) the pre-release is fully collateralized with cash, United States government securities or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will normally limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. Notwithstanding the foregoing, the depositary has agreed with us not to carry out any pre-release transactions.

Appointment

        In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

  •
  be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

  •
  appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

        The deposit agreement and the ADSs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding anything contained in the deposit agreement, any ADR or any present or future provisions of the laws of the State of New York, the rights of holders of Shares and of any other deposited securities, as such, shall be governed by the laws of the Cayman Islands (or, if applicable, such other laws as may govern the deposited securities).

        By holding an ADS or an interest therein, registered holders of ADSs and beneficial owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

PLAN OF DISTRIBUTION

        We are registering the ordinary shares held by the Selling Shareholder to permit the resale of these ordinary shares in the form of ADSs from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Shareholder of the ADSs. We will bear all fees and expenses incident to our registration of the ordinary shares.

        The Selling Shareholder may sell all or a portion of the ADSs beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the ADSs are sold through underwriters or broker-dealers, the Selling Shareholder will be responsible for underwriting discounts or commissions or agent's commissions. The ADSs may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The Selling Shareholder may use any one or more of the following methods when selling securities:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

  •
  broker-dealers may agree with the Selling Shareholder to sell a specified number of such securities at a stipulated price per share;

  •
  through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The Selling Shareholder also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

        Broker-dealers engaged by the Selling Shareholder may arrange for other broker-dealers to participate in sales. If the Selling Shareholder effect such transactions by selling ADSs to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholder or commissions from purchasers of the ADSs for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

        The Selling Shareholder may, from time to time, pledge or grant a security interest in some or all of the ordinary shares owned by it and, if the Selling Shareholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of Selling Shareholder to include the pledgee, transferee or other successors in interest as Selling Shareholder under this prospectus. The Selling Shareholder also may transfer and donate the ordinary shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The Selling Shareholder and any broker-dealer or agents participating in the distribution of the ADSs may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling Shareholder who is an "underwriter" within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

        The Selling Shareholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the ADSs. Upon our being notified in writing by the Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of ADSs through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of the participating broker-dealer(s), (ii) the number of securities involved, (iii) the price at which such the ADSs were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

        Under the securities laws of some states, the ADSs may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the ADSs may not be sold unless such securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        There can be no assurance that the Selling Shareholder will sell any or all of the ordinary shares registered pursuant to the shelf registration statement, of which this prospectus forms a part.

        The Selling Shareholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Ac, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ADSs by the Selling Shareholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the ADSs to engage in market-making activities with respect to the ADSs. All of the foregoing may affect the marketability of the ADSs and the ability of any person or entity to engage in market-making activities with respect to the ADSs.

        We will pay all expenses of the registration of the ordinary shares, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Shareholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it.

 EXPENSES

        The following table sets forth the aggregate expenses to be paid by us in connection with this offering. All amounts shown are estimates, except for the SEC registration fee.

SEC registration fee	$92,166
Printing costs	2,000
Legal fees and expenses	70,000
Accounting fees and expenses	15,550
Miscellaneous	5,284

Total	$185,000

        We will pay all expenses in connection with the distribution of the ordinary shares being sold by the Selling Shareholder, except for the underwriting discounts and selling commissions payable by, and all legal fees and expenses of legal counsel for, the Selling Shareholder, if any.

 LEGAL MATTERS

        We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Zhong Lun Law Firm. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Zhong Lun Law Firm with respect to matters governed by PRC law.

 EXPERTS

        The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The registered business address of PricewaterhouseCoopers Zhang Tian LLP is 6/F DBS Bank Tower, 1318, Lu Jia Zui Ring Road, Pudong New Area, Shanghai, People's Republic of China.

 WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available over the Internet at the SEC's website at http://www.sec.gov. Our website is www.jd.com. The information contained on, or linked from, our website is not a part of this prospectus.

        This prospectus is part of a registration statement that we filed with the SEC and does not contain all the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.    Indemnification of Directors and Officers

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

        Pursuant to the indemnification agreements we have entered into with our directors and officers, we have agreed to indemnify them against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 9.    Exhibits and Financial Statement Schedules

        See Exhibit Index beginning on page II-7 of this registration statement.

Item 10.    Undertakings

(a)
The undersigned registrant hereby undertakes:

          1.     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i)
    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii)
    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

          2.     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3.     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          4.     To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

          5.     That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

    (i)
    Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

    (ii)
    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this

  Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 8 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People's Republic of China, on August 28, 2015.

JD.COM, INC.
By:	/s/ RICHARD QIANGDONG LIU
	Name:	Richard Qiangdong Liu
	Title:	Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard Qiangdong Liu and Sidney Xuande Huang, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this registration statement on Form F-3 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as each such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on August 28, 2015.

Signature	Title(s)

/s/ RICHARD QIANGDONG LIU Richard Qiangdong Liu	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)
/s/ MARTIN CHI PING LAU Martin Chi Ping Lau	Director
/s/ MING HUANG Ming Huang	Director
/s/ LOUIS T. HSIEH Louis T. Hsieh	Director
/s/ DAVID DAOKUI LI David Daokui Li	Director
/s/ SIDNEY XUANDE HUANG Sidney Xuande Huang	Chief Financial Officer (principal financial and accounting officer)

 SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE

        Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of JD.com, Inc., has signed this registration statement or amendment thereto in New York, New York, U.S.A. on August 28, 2015.

Authorized U.S. Representative
By:	/s/ DIANA ARIAS
	Name:	Diana Arias
	Title:	Senior Manager Law Debenture Corporate Services Inc.

Exhibit Index

Exhibit Number	Description of Exhibit
4.1	Registrant's Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-193650), as amended, initially filed with the Securities and Exchange Commission on January 30, 2014)
4.2
Deposit Agreement dated May 21, 2014 among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-198578), filed with the Securities and Exchange Commission on September 5, 2014)
4.3	Registrant's Specimen American Depositary Receipt (included in exhibit 4.2)
5.1	Opinion of Maples and Calder regarding the validity of ordinary shares being registered
23.1	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
23.2	Consent of Maples and Calder (included in Exhibit 5.1)
23.3	Consent of Zhong Lun Law Firm
24.1	Powers of Attorney (included on signature page)